May 22, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald C. Hunt
Peggy A. Fisher
Eric Atallah
Jay Webb

Re:	Nanometrics Incorporated
Registration Statement on Form S-4, filed April 6, 2006
File No. 333-133033

Ladies and Gentlemen:

At the request of Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent Optical”), we are responding to the comments of the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 2, 2006 and addressed to Douglas J. McCutcheon, Chief Financial Officer of Nanometrics (the “Comment Letter”). Our responses to comments pertaining to Accent Optical are based on information provided to us by Accent Optical. Concurrently herewith, we are filing Amendment No. 1 to the aforementioned Registration Statement. We have enclosed a marked copy of the Registration Statement with this letter which shows changes from the Registration Statement as filed on April 6, 2006. We have repeated Staff comments 1 through 37 below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter. The page numbers referenced in the responses below correspond to the pages on the enclosed marked copies of the Registration Statement, as amended.

Joint Proxy Statement

1.	Please include the summary term sheet required by Item 1001 of Regulation M-A.

In response to the Staff’s comment, Nanometrics has revised its answer to the first question on page 1 in order to include a summary of the terms of the merger pursuant to Item 1001 of Regulation M-A.

Questions and Answers About the Merger, page 1

United States Securities and Exchange Commission

May 22, 2006

2.	Please provide cross-references to the more detailed discussion of each topic addressed in the Q&A included in the body of the proxy statement. Refer to Item 1001 of Regulation M-A.

In response to the Staff’s comment, Nanometrics has revised the Q&A to include cross-references to the more detailed discussion of each topic in the body of the proxy statement.

What is the proposed transaction?, page 1

3.	Quantify here the number of shares that will be escrowed.

In response to the Staff’s comment, Nanometrics has revised its description of the proposed transaction on page 5 and elsewhere in the Registration Statement to include the approximate number of shares that will be subject to the escrow.

4.	Revise your disclosure to clarify why you state that “if the Average Closing Price is more than or less than $15.63, then Nanometrics will, in either case, issue or reserve for issuance fewer of its shares as merger consideration.” Provide examples to illustrate this point.

In response to the Staff’s comment, Nanometrics has revised its disclosure on page 2 to clarify the mechanics of the inflection point with respect to the Average Closing Price and has included several examples to illustrate the point.

Why am I receiving this joint proxy statement/prospectus?, page 1

5.	Clarify here that approval of the merger by Accent Optical shareholders is assured as a result of the entry into a voting agreement by shareholders who hold more than a majority of the shares.

In response to the Staff’s comment, Nanometrics has revised its disclosure on page 2 to clarify that the approval of the merger by Accent Optical stockholders is assured as a result of the entry of certain Accent Optical stockholders, who hold the requisite majorities of each class of Accent Optical stock necessary to approve the merger, into voting agreements with Nanometrics.

Can you provide examples of the dollar value of Nanometrics stock . . ., page 3

6.	Rather than overstating the value of what Accent Optical stockholders will receive, revise to state what they actually will receive, and disclose that they may receive

United States Securities and Exchange Commission

May 22, 2006

additional shares sometime in the future from the escrowed shares that are subject to transaction expenses and potential indemnification claims.

In response to the Staff’s comment, Nanometrics supplementally advises the Staff that the actual value of the consideration received by the Accent Optical stockholders cannot be determined until closing. However, Nanometrics has revised the disclosure on page 14 to reflect current expectations about the value of the consideration that Accent Optical stockholders will receive in the merger, including the immediate indemnification claim for transaction expenses that Nanometrics will have against the escrow, without overstating such value.

What is the escrow and how does it work?, page 4

7.	Please revise here and throughout the filing to quantify the estimated dollar amount, as of a recent date, of the 490,000 shares of Nanometrics common stock to be placed in escrow. Disclose how you decided to escrow 490,000 shares.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 5 and elsewhere to quantify the estimated dollar amount of the 490,000 Nanometrics shares to be placed in escrow. Additionally, Nanometrics has revised the disclosure on page 5 to clarify that the number of shares to be subject to the escrow was determined after negotiation between Nanometrics and Accent Optical.

8.	We note on page 3 that transaction expenses will also reduce the escrow amount. Please revise to so state here, and estimate the amount of transaction expenses.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 5 to state the current estimate of transaction expenses and to clarify that such expenses will result in an immediate claim against, and reduction of, the escrow amount.

9.	Please revise to disclose how soon after the expiration of the 12-month escrow period distributions to former Accent Optical stockholders will commence. Please also revise to indicate whether the distributions of the escrow shares will include interest accrued over the 12-month period.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 5 to note that, other than with respect to shares subject to claims that are in dispute at the time, distribution to the former Accent Optical stockholders shall commence no later than twenty business days from the end of the escrow period. Nanometrics supplementally advises the Staff that no interest shall accrue with respect to the shares held in escrow.

United States Securities and Exchange Commission

May 22, 2006

Do any of the directors and executive officers of Accent Optical have any special interests in the merger?, page 7

10.	Quantify each of the benefits that each of Accent Optical’s directors and executive officers is expected to receive as a result of the merger, including amounts each will receive assuming his employment is terminated.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page 19 to quantify the benefits that each of the Accent Optical directors and officers is expected to receive as a result of the merger.

11.	Under a separate heading in the Q&A or Summary, describe Proposal Two - Payments to Executives. Include in your summary the reasons for the option grants, the identities of the recipients, the date of the grants and number, exercise price, vesting schedule and value of the options in question. Briefly explain who is entitled to vote on the proposal and what vote is required.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page 7 to describe Proposal Two under a separate heading in the Q&A. Nanometrics also supplementally advises the Staff that, because the payments to Accent Optical executives that are the subject of “Proposal Two – Payments to Executives” include more than just executive option grants made in anticipation of the merger, we have included the expanded disclosure requested regarding the executive option grants in “Proposal One-The Merger – Interests of Accent Optical Directors and Executive Officers in the Merger – Executive Officer Option Grants” on page 77.

Will the shareholders of Nanometrics and the stockholders of Accent Optical have dissenters or appraisal rights in connection with the merger?, page 9

12.	Provide the information required by the Instruction to Item 3 of Schedule 14A, along with a cross reference to the more thorough discussion in the proxy statement and Annex H.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 9 to provide the information required by the Instruction to Item 3 of Schedule 14A, along with a cross reference to the more thorough discussion in the proxy statement and Annex H.

Summary, page 11

United States Securities and Exchange Commission

May 22, 2006

13.	You currently repeat much of the information in both your Q&A section and your summary. The Q&A should not repeat the information that appears in the summary and vice versa. Please revise to eliminate duplicative disclosure.

In response to the Staff’s comment, Nanometrics has revised the disclosure in both the Q&A and the summary to minimize the repetitive disclosure.

Proposal 2 for Accent Optical Shareholders

14.	Expand the summary to describe proposal 2 in reasonable detail, including vote required and whether or not the vote is assured.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page 18 to further describe proposal 2, including the fact that the vote is not assured, in greater detail.

Cautionary Statement Concerning Forward-Looking Statements, page 27

15.	Please relocate this disclosure so that your Risk Factors section immediately follows your Summary section.

In response to the Staff’s comment, Nanometrics has relocated the Risk Factors section such that it follows the Summary section.

Risk Factors, page 28

16.	Please revise the second paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your risk factors section.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 29 to eliminate the implication that all material risks are not discussed.

Challenges involved in integrating Accent Optical’s operations., page 31

17.	Expand this risk factor to specifically address the material weakness regarding internal controls identified by Nanometrics Incorporated’s management, and how integrating Accent Optical’s operations will affect Nanometrics’ remediation plan.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 32 to describe how the integration of the Accent Optical’s operations may affect Nanometrics plans with respect to the remediation of its identified material weakness.

United States Securities and Exchange Commission

May 22, 2006

The Accent Optical Special Meeting, page 49

Voting Agreements, page 50

18.	Disclose why Nanometrics and Alloy Merger Corporation waived the requirement that parties to the voting agreements vote in favor of payments to Accent Optical executive officers.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 52 to describe the reasons for the waiver of the requirement in the voting agreements to vote in favor of the payments to Accent Optical executive officers.

Proposal One – The Merger, page 53

Background of the Merger, page 53

19.	Describe the negotiations that took place regarding arrangements for executive officers and directors of Accent Optical to receive employment, severance or other forms of compensation in addition to the per share amounts to be received by all existing security holders. Explain how the negotiations regarding these arrangements affected negotiations regarding the exchange ratio and other material terms of the proposed merger.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 58 to describe the negotiations that took place regarding arrangements for the Accent Optical executive officers and directors and the fact that such negotiations had no effect on the negotiations regarding the exchange ratio and other material terms of the proposed merger since such terms had been agreed upon prior to the conclusion of the negotiations relating to executive officer arrangements.

Opinion of Nanometrics’ Financial Advisor, page 62

20.	Please provide us with the materials that Cowen provided to the Nanometrics board in connection with this transaction.

Wilson Sonsini Goodrich & Rosati, in our capacity as outside counsel to Nanometrics, has separately provided, on a confidential basis for the supplemental information of the Staff, a copy of the written materials provided by Cowen to the Nanometrics board of directors. These materials were submitted in accordance with Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418(b) under the Securities Act of 1933 and shall not be deemed filed with or part of the joint proxy statement/prospectus or the Registration Statement on Form S-4.

United States Securities and Exchange Commission

May 22, 2006

In the supplemental submission, Nanometrics has requested, pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished as supplemental information be returned to us upon completion of the Staff’s review thereof.

21.	Expand the disclosure on page 67 to quantify the amount paid to Cowen for all services it provided in connection with this transaction, as well as all fees and other payments for services paid by Nanometrics during the preceding two years. Please also apply this comment to the disclosure on page 73 regarding services provided by Merrill Lynch to Accent Optical.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 69 to expand the discussion of the amount paid by Nanometrics to Cowen for all services provided in connection with the transaction as well as all fees and other payments for services paid by Nanometrics to Cowen during the preceding two years. Additionally, Nanometrics has revised the disclosure on page 74 to state that Accent Optical has not paid any fees to Merrill Lynch in connection with the transaction or during the preceding two years.

Opinion of Accent Optical’s Financial Advisor, page 67

22.	Please provide us with the materials that Merrill Lynch provided to the Accent Optical board in connection with this transaction.

Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Merrill Lynch, Pierce, Fenner & Smith Incorporated, has separately provided, on a confidential basis for the supplemental information of the Staff, a copy of the materials provided by Merrill Lynch to the Accent Optical board of directors in connection with the transaction. Confidential treatment of the materials under the Freedom of Information Act has been requested pursuant to 17 C.F.R. § 200.83. These materials were submitted in accordance with Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418(b) under the Securities Act of 1933 and shall not be deemed filed with or part of the joint proxy statement/prospectus or the Registration Statement on Form S-4. In the supplemental submission, Merrill Lynch has requested, pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished as supplemental information be returned to counsel for Merrill Lynch upon completion of the Staff’s review of such information.

Executive Officer Retention and Severance Agreements, page 74

23.	Disclose amount of severance Mr. Langrill would receive based on the value of his in-the-money options as of a recent date. Identify the nature of the consulting services that Mr. Langrill has agreed to provide to Nanometrics following his termination, and disclose the value of payments he will receive if he provides those services through March 31, 2007.

United States Securities and Exchange Commission

May 22, 2006

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 76 to disclose the amount of severance Mr. Langrill would receive based on the value of his in-the-money options as of a recent date. We have also identified the nature of Mr. Langrill’s consulting services to be provided and the value of payments to be received.

24.	File the agreements with Mr. Langrill and Mr. Crawford.

In response to the Staff’s comment, Nanometrics has included as Annex G-2 and G-3, respectively, the agreements with Messrs. Langrill and Crawford.

Unaudited Pro Forma Condensed Combined Financial Statements, page 101

Note 1 – Basis of Pro Forma Presentation, page 105

25.	Given the significance of the allocation to intangible assets, please revise your disclosure to provide all significant assumptions for each material component of your identified intangible assets. Also please disclose the specific factors that contributed to a purchase price that will result in the recognition of such a significant amount of goodwill.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page 110 to provide all significant assumptions for the material components of its intangible assets as well as the specific contributing factors supporting its goodwill determination.

Note 2 – Reclassifications, page 108

26.	Please refer to adjustments (h) and (i). Given the significance of the direct transaction costs please revise to disclose (or cross reference to such disclosure) the nature and significant components of the direct transactions costs.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 112 to describe the significant components of the direct transaction costs.

The Accent Optical Business, page 112

27.	Please provide the duration and effect of each material patent.

United States Securities and Exchange Commission

May 22, 2006

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 123 to clarify that Accent Optical does not have one or more patents, the absence of which would materially diminish the value of its business.

Accent Optical Management’s Discussion and Analysis ., page 120

Results of Operations, page 122

28.	We note your discussions of costs of revenues and gross profit, research and development and selling general and administrative expenses. When you cite factors in explaining a change in a financial statement line item, the amounts of the individually significant factors cited, including offsetting factors, should be separately quantified. For example, we note your references to declines in sales of DIVA and RPM, “lower” service revenues and “increased” legal expenses in the second and third paragraphs, respectively, on page 125. Please revise accordingly.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page 129 to identify the individually significant factors cited in explaining the changes described.

Nanometrics’ Principal Shareholders, page 135

29.	Please revise to identify the natural persons who beneficially own shares held by the non-public entities named in the table.

In response to the Staff’s comments, Nanometrics respectfully advises the Staff that no further information is available about the natural persons who beneficially own shares held by the non-public entities named in the table.

Payments Subject to Accent Optical Stockholder Approval, page 156

30.	Explain how you calculate the present value of the options.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 159 to explain the present value calculation for the options.

Vote Required, page 157

31.	Quantify the amount of outstanding shares of Accent Optical that is owned, directly or indirectly, by anyone receiving parachute payments. Explain whether the parties to the voting agreement (other than those receiving parachute payments and their affiliates) intend to vote for this proposal. If so, state the total percentage of shares their holdings represent.

United States Securities and Exchange Commission

May 22, 2006

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 158 and elsewhere in the Registration Statement to quantify the number of outstanding shares of Accent Optical that are owned, directly or indirectly, by anyone receiving parachute payments. Nanometrics respectfully advises the Staff that, because no Accent Optical stockholders are subject to voting agreements with respect to this proposal, neither Nanometrics nor Accent Optical can predict how any Accent Optical stockholder will vote. As such, we believe that any disclosure regarding the intention of any persons to vote a certain way on Proposal 2 would be inappropriate.

Annex A

32.	We note your statement that “information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in Nanometrics’ public disclosures.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

In response to the Staff’s comment, Nanometrics acknowledges its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Item 21. Exhibits and Financial Statement Schedules, page II-1

33.	We note your intention to file tax opinions by amendment. Because we may have comments on these opinions, please file the exhibits allowing adequate time for their review.

In response to the Staff’s comment, Nanometrics supplementally advises the Staff that the tax opinions are being filed concurrently with this Amendment No. 1 to the Registration Statement.

Item 22. Undertakings, page II-2

34.	Include the undertakings required by Item 512(a) of Regulation S-K. See Section II,F of SEC Release 33-6578 (April 23, 1985).

United States Securities and Exchange Commission

May 22, 2006

In response to the Staff’s comment, Nanometrics respectfully directs the Staff’s attention to Item 22 on page II-2, which, as amended, complies with requirements of Item 512(a).

Form 10-K for the year ended December 31, 2005

Item 3. Legal Proceedings, page 31

35.	In future filings, identify which of your products KLA-Tencor Corporation claims infringe its patents and, if known, quantify the monetary damages sought by KLA-Tencor.

Nanometrics respectfully advises the Staff that it will, in future filings, identify which of its products have been alleged by KLA-Tencor Corporation in its lawsuit to infringe its patents and, to the extent known, the monetary damages sought in connection therewith.

Item 7. Management’s Discussion and Analysis ., page 34

Results of Operations, page 38

36.	We note your discussions of total net revenues, costs of products, cost of service, research and development, selling and general and administrative expenses presented on pages 39-41, You should identify all material factors that change a financial statement line item, rather than just identifying the “primary” factor. Also, when you cite factors in explaining a change in a financial statement line item, the amounts of the individually significant factors cited, including offsetting factors, should be separately quantified. Please revise future filings accordingly.

Nanometrics respectfully advises the Staff that it will, in future filings, identify all material factors that change financial statement line items and separately quantify the amounts of the individually significant factors cited.

Form 8-K filed March 16.2006

37.	We see that you acquired Soluris Inc. on March 15, 2006 and also see you indicate you will file required financial statements and pro forma financial information for Soluris Inc. no later than 71 days after the date that the Form 8-K was required to be filed. Please provide us with the significance calculations outlined at Rule l-02(w) of Regulation S-X for this transaction and tell us why you are or are not required to include any Soluris’ historical financial statements and pro forma information for the acquisition in your Form S-4. We may have further comments after reviewing your response.

United States Securities and Exchange Commission

May 22, 2006

In response to the Staff’s comment, Nanometrics believes it is not required to include any Soluris historical financial statements in the pro forma information for the Form S-4 under provisions of Rule 3-05(b)(4)(i) of Regulation S-X which states financial statements required for the periods specified in paragraph (b)(2) of that section may be omitted to the extent specified as follows:

(i)	Registration statements not subject to the provisions of §230.419 of this chapter (Regulation C) and proxy statements need not include separate financial statements of the acquired or to be acquired business if it does not exceed any of the conditions of significance in the definition of significant subsidiary in §210.1-02 at the 50% level, and either:

(A)	The consummation of the acquisition has not yet occurred; or

(B)	The date of the final prospectus or prospectus supplement relating to an offering as filed with the Commission pursuant to §230.424 (b) of this chapter, or mailing date in the case of a proxy statement, is no more than 74 days after consummation of the business combination, and the financial statements have not previously been filed by the registrant.

The significance calculation pursuant to Rule l-02(w) of Regulation S-X for this transaction is reflected in Exhibit A. Soluris was a private company at the time of its acquisition by Nanometrics and its financial results had not previously been audited.

For purposes of the income test pursuant to the significant subsidiary test in §210.1-02(w), Nanometrics used Soluris’ unaudited operating results as of December 31, 2005 as the numerator. Since the closing of the Soluris transaction occurred on March 14, 2006, prior to the filing of the Nanometrics 2005 Form 10-K, Nanometrics used its 2004 operating results for the denominator for the significant subsidiary test. As the 2004 pre-tax income for Nanometrics was more than 10% less than the five year average (2000 to 2004 reported pre-tax income), Nanometrics used the five-year average as its denominator. The calculated results for this condition of significance was 25.2%.

For purposes of the investment test pursuant to the significant subsidiary test in §210.1-02(w), the total estimated purchase price for Soluris of $6.9 million was divided by Nanometrics’ total assets as of its fiscal 2004 year end of $133.8 million. The calculated results for this condition of significance was 5.2%.

For purposes of the asset test pursuant to the significant subsidiary test in §210.1-02(w), total assets of Soluris at December 31, 2005 of $2.8 million was divided by Nanometrics’ total assets as of its fiscal 2004 year end of $133.8 million. The calculated result for this condition of significance was 2.1%.

Notwithstanding the foregoing, Nanometrics acknowledges that the Form 8-K/A relating to the Soluris transaction, including the financial statements meeting the requirements of Rule 3-05 of Regulation S-X, shall have been provided in accordance with the instruction to Item 9.01 of Form 8-K prior to the time that the Registration Statement will be declared effective.

Please do not hesitate to telephone me at (650) 320-4693 with any questions regarding our proposed responses to your comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

cc:	Douglas J. McCutcheon, Nanometrics Incorporated

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Troy Foster, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Neil Nathanson, Esq., Perkins Coie LLP

Gwyneth E. McAlpine, Esq., Perkins Coie LLP

enclosures

EXHIBIT A

Income Test

	2004	2003	2002	2001	2000	2000-2004 Avg
Nanometrics pre-tax income (loss)	4,125	(11,607)	(14,498)	1,742	18,481
Excluding loss years	4,125	—	—	1,742	18,481	$4,870
Soluris pre-tax income (loss)						$(1,228)

Percent						25.2%

Investment Test

Soluris estimated purchase price	$6,900
Nanometrics assets @ 1-1-05	$133,769

Percent	5.2%

Asset Test

Soluris total assets @ 12-31-05	$2,770
Nanometrics assets @ 1-1-05	$133,769

Percent	2.1%